Exhibit 99.1

Manchester United plc

Interim report (unaudited) for the three months

ended 30 September 2025

Contents

Management’s discussion and analysis of financial condition and results of operations	2

Interim consolidated statement of profit/(loss) for the three months ended 30 September 2025 and 2024 - unaudited	10

Interim consolidated statement of comprehensive income/(loss) for the three months ended 30 September 2025 and 2024 - unaudited	11

Interim consolidated balance sheet as of 30 September 2025, 30 June 2025 and 30 September 2024 - unaudited	12

Interim consolidated statement of changes in equity for the three months ended 30 September 2025, the twelve months ended 30 June 2025 and the three months ended 30 September 2024 - unaudited	14

Interim consolidated statement of cash flows for the three months ended 30 September 2025 and 2024 - unaudited	15

Notes to the interim consolidated financial statements - unaudited	16

Manchester United plc

Management’s discussion and analysis of financial condition and results of operations

GENERAL INFORMATION AND FORWARD-LOOKING STATEMENTS

The following Management’s discussion and analysis of financial condition and results of operations should be read in conjunction with the interim consolidated financial statements and notes thereto included as part of this report. This report contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to Manchester United plc’s (“the Company”) operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this interim report are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Annual Report on Form 20-F for the year ended 30 June 2025, as filed with the Securities and Exchange Commission on 18 September 2025 (File No. 001-35627).

GENERAL

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 148-year heritage we have won 69 trophies, including a record 20 English league titles, enabling us to develop what we believe is one of the world’s leading sports brands and a global community of 1.1 billion fans and followers, per latest available survey data from 2019. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and Matchday. We attract leading global companies such as adidas and Qualcomm that want access and exposure to our community of followers and association with our brand.

RESULTS OF OPERATIONS

Three months ended 30 September 2025 as compared to the three months ended 30 September 2024

	Three months ended 30 September (in £ millions)
	2025	2024	% change 2025 over 2024
Revenue	140.3	143.1	(2.0)%
Commercial revenue	84.2	85.3	(1.3)%
Broadcasting revenue	29.9	31.3	(4.5)%
Matchday revenue	26.2	26.5	(1.1)%
Total operating expenses	(172.4)	(185.6)	7.1%
Employee benefit expenses	(73.6)	(80.2)	8.2%
Other operating expenses	(39.8)	(39.2)	(1.5)%
Depreciation	(4.8)	(4.3)	(11.6)%
Amortization	(54.1)	(53.3)	(1.5)%
Exceptional items	-	(8.6)	-
Profit on disposal of intangible assets	45.0	35.6	26.4%
Net finance (costs)/income	(21.4)	8.6	-
Income tax credit/(expense)	1.8	(0.3)	-
(Loss)/profit after tax	(6.7)	1.4	-

Revenue

Total revenue for the three months ended 30 September 2025 was £140.3 million, a decrease of £2.8 million, or 2.0%, over the three months ended 30 September 2024, as a result of a decrease in each of our revenue sectors, as described below.

Commercial revenue

Commercial revenue for the three months ended 30 September 2025 was £84.2 million, a decrease of £1.1 million, or 1.3%, over the three months ended 30 September 2024.

•	Sponsorship revenue for the three months ended 30 September 2025 was £47.0 million, a decrease of £4.8 million, or 9.3%, over the three months ended 30 September 2024 due to changes in our commercial partner mix; and
•	Retail, Merchandising, Apparel & Product Licensing revenue for the three months ended 30 September 2025 was £37.2 million, an increase of £3.7 million, or 11.0%, over the three months ended 30 September 2024 due to the impact of a full three months’ trading under our new e-commerce model, compared to only one month in the prior year quarter.

Broadcasting revenue

Broadcasting revenue for the three months ended 30 September 2025 was £29.9 million, a decrease of £1.4 million, or 4.5%, over the three months ended 30 September 2024, primarily due to our men’s first team participating in the UEFA Europa League in the prior year quarter, with no UEFA competition in the current year quarter.

Matchday revenue

Matchday revenue for the three months ended 30 September 2025 was £26.2 million, a decrease of £0.3 million, or 1.1%, over the prior year quarter.

Total operating expenses

Total operating expenses (defined as employee benefit expenses, other operating expenses, depreciation, amortization and exceptional items) for the three months ended 30 September 2025 were £172.4 million, a decrease of £13.2 million, or 7.1%, over the three months ended 30 September 2024.

Employee benefit expenses

Employee benefit expenses for the three months ended 30 September 2025 were £73.6 million, a decrease of £6.6 million, or 8.2%, over the three months ended 30 September 2024 primarily due to the impact of headcount reduction programs implemented in the prior year.

Other operating expenses

Other operating expenses for the three months ended 30 September 2025 were £39.8 million, an increase of £0.6 million, or 1.5%, over the three months ended 30 September 2024.

Depreciation

Depreciation for the three months ended 30 September 2025 was £4.8 million, an increase of £0.5 million, or 11.6%, over the three months ended 30 September 2024.

Amortization

Amortization, primarily of players’ registrations, for the three months ended 30 September 2025 was £54.1 million, an increase of £0.8 million, or 1.5%, over the three months ended 30 September 2024. The unamortized balance of registrations at 30 September 2025 was £624.1 million.

Exceptional items

Exceptional items for the three months ended 30 September 2025 were £nil. Exceptional items for the three months ended 30 September 2024 were a cost of £8.6 million. This comprised costs incurred in relation to the restructuring of the club’s operations, including the redundancy scheme implemented in the first quarter of financial year 2025.

Profit on disposal of intangible assets

Profit on disposal of intangible assets for the three months ended 30 September 2025 was £45.0 million, an increase of £9.4 million, or 26.4%, over the three months ended 30 September 2024.

Net finance (costs)/income

Net finance costs for the three months ended 30 September 2025 were £21.4 million compared to net finance income of £8.6 million in the three months ended 30 September 2024. This is primarily due to an unfavorable swing in foreign exchange rates resulting in unrealized foreign exchange losses on unhedged USD borrowings, compared to a favorable swing in the prior year quarter.

Income tax

The income tax credit for the three months ended 30 September 2025 was £1.8 million, compared with an income tax expense of £0.3 million in the three months ended 30 September 2024. This is a result of the Group making a taxable loss in the three months ended 30 September 2025 compared with a small taxable profit in the three months ended 30 September 2024.

LIQUIDITY AND CAPITAL RESOURCES

Our primary cash requirements stem from the payment of transfer fees for the acquisition of players’ registrations, capital expenditure for the improvement of facilities at Old Trafford and the Carrington training ground (“Carrington”), payment of interest on our borrowings, employee benefit expenses, other operating expenses and, for certain periods, dividends on our Class A ordinary shares and Class B ordinary shares. Historically, we have met these cash requirements through a combination of operating cash flow, proceeds from the transfer fees from the sale of players’ registrations and drawdowns on our revolving facilities. Our existing borrowings primarily consist of our secured term loan facility, our senior secured notes and outstanding drawdowns under our revolving facilities. We have US dollar borrowings that we use to hedge our US dollar commercial revenue exposure. We continue to evaluate our financing options and may, from time to time, take advantage of opportunities to repurchase or refinance all or a portion of our existing indebtedness to the extent such opportunities arise. As of 30 September 2025, we had cash resources of £80.5 million, with all funds held as cash and cash equivalents and therefore available on demand. As of 30 September 2025, we also had access to an undrawn revolving facility of £85 million. However, we cannot assure you that our cash generated from operations, cash and cash equivalents or cash available under our revolving facilities will be sufficient to meet our long-term future needs. We cannot assure you that we could obtain additional financing on favorable terms or at all, including as a result of changes or volatility in the credit or capital markets, which affect our ability to borrow money or raise capital.

Our business ordinarily generates a significant amount of cash from our Matchday revenues and commercial contractual arrangements at or near the beginning of our fiscal year, with a steady flow of other cash received throughout the fiscal year. In addition, we ordinarily generate a significant amount of our cash through advance receipts, including season tickets (which include general admission season tickets and seasonal hospitality tickets), most of which are received prior to the end of June for the following season. Our Broadcasting revenue from the Premier League and, for certain periods, UEFA, are paid periodically throughout the season, with primary payments made in late summer, December, January and the end of the football season. Our sponsorship and other commercial revenue tends to be paid either quarterly or annually in advance. However, while we typically have a high cash balance at the beginning of each fiscal year, this is largely attributable to deferred revenue, the majority of which falls under current liabilities in the consolidated balance sheet, and this deferred revenue is unwound through the statement of profit or loss over the course of the fiscal year. Over the course of a year, we use our cash on hand to pay employee benefit expenses, other operating expenses, interest payments and other liabilities as they become due. This typically results in negative working capital movement at certain times during the year. In the event it ever became necessary to access additional operating cash, we also have access to cash through our revolving facilities. As of 30 September 2025, we had £265 million of outstanding loans under our revolving facilities and access to undrawn revolving facilities of £85 million.

We also maintain a mixture of long-term debt and capacity under our revolving facilities in order to ensure that we have sufficient funds available for short-term working capital requirements and for investment in the playing squad and other capital projects.

Our cost base is more evenly spread throughout the fiscal year than our cash inflows. Employee benefit expenses and fixed costs constitute the majority of our cash outflows and are generally paid throughout the 12 months of the fiscal year.

In addition, transfer windows for acquiring and disposing of registrations occur in January and the summer. During these periods, we may require additional cash to meet our acquisition needs for new players and we may generate additional cash through the sale of existing registrations. Depending on the terms of the agreement, transfer fees may be paid or received by us in multiple installments, resulting in deferred cash paid or received. Although we do not generally draw on our revolving facilities to fund player acquisitions, if we seek to acquire players with values substantially in excess of the values of players we seek to sell, we may be required to utilize cash available from our revolving facilities to meet our cash needs.

Acquisition and disposal of registrations also affects our trade receivables and payables, which affects our overall working capital. Our trade receivables include transfer fees receivable from other football clubs, whereas our trade payables include transfer fees and other associated costs payable to other football clubs in relation to the acquisition of registrations.

Cash Flow

The following table summarizes our cash flows for the three months ended 30 September 2025 and 2024:

	Three months ended 30 September (in £ millions)
	2025	2024
Cash flow from operating activities
Cash generated from operations	8.4	23.2
Net interest paid	(9.7)	(10.3)
Tax refunded	-	0.4
Net cash (outflow)/inflow from operating activities	(1.3)	13.3
Cash flow from investing activities
Payments for property, plant and equipment	(17.0)	(10.3)
Payments for intangible assets	(162.6)	(153.8)
Proceeds from sale of intangible assets	62.9	33.6
Net cash outflow from investing activities	(116.7)	(130.5)
Cash flow from financing activities
Proceeds from borrowings	105.0	200.0
Principal elements of lease payments	(0.2)	(0.1)
Debt issue costs paid	(2.1)	-
Net cash inflow from financing activities	102.7	199.9
Net (decrease)/increase in cash and cash equivalents(1)	(15.3)	82.7

(1) Excludes the effect of exchange rate changes on cash and cash equivalents.

Net cash (outflow)/inflow from operating activities

Cash generated from operations represents our operating results and net movements in our working capital. Our working capital is generally impacted by the timing of cash received from the sale of tickets and hospitality and other Matchday revenues, broadcasting revenue from the Premier League and UEFA and sponsorship and other commercial revenue. Cash generated from operations for the three months ended 30 September 2025 was £8.4 million, compared to £23.2 million for the three months ended 30 September 2024, primarily due to the men’s first team not participating in UEFA competitions in the current year.

Additional changes in net cash (outflow)/inflow from operating activities generally reflect our finance costs. We currently pay fixed rates of interest on our senior secured notes and variable rates of interest on our secured term loan facility and revolving facilities. Net cash outflow from operating activities for the three months ended 30 September 2025 was £1.3 million, compared to net cash inflow of £13.3 million for the three months ended 30 September 2024.

Net cash outflow from investing activities

Capital expenditure for the acquisition of intangible assets as well as for improvements to property, principally at Old Trafford and Carrington, is funded through cash flow generated from operations, proceeds from the sale of intangible assets and, if necessary, from our revolving facilities. Capital expenditure on the acquisition, disposal and trading of intangible assets tends to vary significantly from year to year depending on the requirements of our men’s first team, overall availability of players, our assessment of their relative value and competitive demand for players from other clubs. By contrast, capital expenditure on the purchase of property, plant and equipment tends to remain relatively stable, with the exception of irregular one-off projects, as we continue to make improvements at Old Trafford and Carrington.

Net cash outflow from investing activities for the three months ended 30 September 2025 was £116.7 million, a decrease of £13.8 million from £130.5 million for the three months ended 30 September 2024.

For the three months ended 30 September 2025, net capital expenditure on property, plant and equipment was £17.0 million, an increase of £6.7 million from net expenditure of £10.3 million for the three months ended 30 September 2024, primarily due to expenditure relating to the finalisation of the redevelopment of our men’s first team facility at Carrington, which opened in August 2025.

For the three months ended 30 September 2025, net capital expenditure on intangible assets was £99.7 million, a decrease of £20.5 million from net expenditure of £120.2 million for the three months ended 30 September 2024, primarily due to increased proceeds from player sales in the current year quarter.

Net cash inflow from financing activities

Net cash inflow from financing activities for the three months ended 30 September 2025 was £102.7 million, compared to net cash inflow of £199.9 million for the three months ended 30 September 2024. This is due to a drawdown of £105.0 million on our revolving facilities in the current year quarter compared to a drawdown of £200.0 million in the prior year quarter.

Indebtedness

Our primary sources of indebtedness consist of our senior secured notes, our secured term loan facility and our revolving facilities. As part of the security for our senior secured notes, our secured term loan facility and our revolving facilities, substantially all of our assets are subject to liens and mortgages.

Description of principal indebtedness

Senior secured notes

Our wholly-owned subsidiary, Manchester United Football Club Limited, issued $425 million in aggregate principal amount of 3.79% senior secured notes. As of 30 September 2025 the sterling equivalent of £315.0 million (net of unamortized issue costs of £1.0 million) was outstanding. The outstanding principal amount was $425.0 million. The senior secured notes mature on 25 June 2027.

The senior secured notes are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited and MU Finance Limited and secured against substantially all of the assets of those entities and Manchester United Football Club Limited. These entities are wholly-owned subsidiaries of Manchester United plc.

The note purchase agreement governing the senior secured notes contains a financial maintenance covenant requiring us to maintain consolidated profit for the period before depreciation, amortization of, and profit on disposal of, intangible assets, exceptional items, net finance costs, and tax (“EBITDA”) of not less than £65 million for each 12 month testing period. We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive financial years) during the life of the senior secured notes if we fail to qualify for the first round group stages (or its equivalent from time to time) of the UEFA Champions League although these dispensations have never been claimed. The impact of IFRS 16 is excluded for the purpose of covenant compliance testing. The covenant is tested on a quarterly basis and we were in compliance as of 30 September 2025.

The note purchase agreement governing the senior secured notes contains events of default typical for securities of this type, as well as customary covenants and restrictions on the activities of Red Football Limited and each of Red Football Limited’s subsidiaries, including, but not limited to, the incurrence of additional indebtedness; dividends or distributions in respect of capital stock or certain other restricted payments or investments; entering into agreements that restrict distributions from restricted subsidiaries; the sale or disposal of assets, including capital stock of restricted subsidiaries; transactions with affiliates; the incurrence of liens; and mergers, consolidations or the sale of substantially all of Red Football Limited’s assets. The covenants in the note purchase agreement governing the senior secured notes are subject to certain thresholds and exceptions described in the note purchase agreement governing the senior secured notes.

The senior secured notes may be redeemed in part, in an amount not less than 5% of the aggregate principal amount of the senior secured notes then outstanding, or in full, at any time at 100% of the principal amount plus a “make-whole” premium of an amount equal to the discounted value (based on the US Treasury rate) of the remaining interest payments due on the senior secured notes up to 25 June 2027.

Secured term loan facility

Our wholly-owned subsidiary, Manchester United Football Club Limited, has a secured term loan facility with Bank of America Merrill Lynch International Designated Activity Company as lender. As of 30 September 2025 the sterling equivalent of £166.2 million (net of unamortized issue costs of £1.1 million) was outstanding. The outstanding principal amount was $225.0 million. The remaining balance of the secured term loan facility is repayable on 6 August 2029, although the Group has the option to repay the secured term loan facility at any time before then.

Loans under the secured term loan facility bear interest at a rate per annum equal to the Secured Overnight Financing Rate (SOFR) plus the applicable margin. The applicable margin, if no event of default has occurred and is continuing, means the following:

Total net leverage ratio (as defined in the secured term loan facility agreement)	Margin % (per annum)
Greater than 3.5	1.75
Greater than 2.0 but less than or equal to 3.5	1.50
Less than or equal to 2.0	1.25

While any event of default is continuing, the applicable margin shall be the highest level set forth above.

Our secured term loan facility is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, MU Finance Limited and Manchester United Football Club Limited and secured against substantially all of the assets of those entities. These entities are wholly-owned subsidiaries of Manchester United plc.

The secured term loan facility contains a financial maintenance covenant requiring us to maintain consolidated profit for the period before depreciation, amortization of, and profit on disposal of, intangible assets, exceptional items, net finance costs, and tax (“EBITDA”) of not less than £65 million for each 12 month testing period. We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive financial years) during the life of the secured term loan facility if we fail to qualify for the first round group stages (or its equivalent from time to time) of the UEFA Champions League although these dispensations have never been claimed. The impact of IFRS 16 is excluded for the purpose of covenant compliance testing. The covenant is tested on a quarterly basis and we were in compliance as of 30 September 2025.

The secured term loan facility contains events of default typical in facilities of this type, as well as typical covenants including restrictions on incurring additional indebtedness, paying dividends or making other distributions or repurchasing or redeeming our stock, selling assets, including capital stock of restricted subsidiaries, entering into agreements restricting our subsidiaries’ ability to pay dividends, consolidating, merging, selling or otherwise disposing of all or substantially all of our assets, entering into sale and leaseback transactions, entering into transactions with our affiliates and incurring liens. Certain events of default and covenants in the secured term loan facility are subject to certain thresholds and exceptions described in the agreement governing the secured term loan facility.

Revolving facilities

Our revolving facilities agreement originally dated 22 May 2015 (as amended on 7 October 2015, amended and restated on 4 April 2019, 4 March 2021, 10 December 2021 and 10 July 2025 and amended on 4 November 2022 and 28 June 2024) allows Manchester United Football Club Limited (or any direct or indirect subsidiary of Red Football Limited that becomes a borrower thereunder) to borrow up to £350 million from a syndicate of lenders with Bank of America Europe Designated Activity Company as agent and security trustee. As of 30 September 2025, we had £265 million in outstanding loans and £85 million in borrowing capacity under our revolving facilities agreement.

Loans under the revolving facilities agreement bear interest at a rate per annum equal to the Secured Overnight Financing Rate (SOFR) plus the applicable margin. The applicable margin, if no event of default has occurred and is continuing, means the following:

Total net leverage ratio (as defined in the secured term loan facility agreement)	Margin % (per annum)
Greater than 3.5	1.75
Greater than 2.0 but less than or equal to 3.5	1.50
Less than or equal to 2.0	1.25

While any event of default is continuing, the applicable margin shall be the highest level set forth above.

The revolving facilities agreement contains a financial maintenance covenant consistent with the note purchase agreement and secured term loan facility and is scheduled to expire on 31 December 2029. Any amount still outstanding at that time will be due in full immediately on the applicable expiry date.

Our revolving facility is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, MU Finance Limited and Manchester United Football Club Limited and secured against substantially all of the assets of those entities. These entities are wholly-owned subsidiaries of Manchester United plc.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not currently have any research and development policies in place.

OFF BALANCE SHEET ARRANGEMENTS

Transfer fees payable

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts would be payable by us if certain specific performance conditions are met. We estimate the fair value of any contingent consideration at the date of acquisition based on the probability of conditions being met and monitor this on an ongoing basis. The maximum additional amount that could be payable as of 30 September 2025 is £151.4 million (30 June 2025: £135.8 million; 30 September 2024: £140.3 million).

Transfer fees receivable

Similarly, under the terms of contracts with other football clubs for player transfers, additional amounts would be payable to us if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Company when probable and recognized when virtually certain. As of 30 September 2025, we believe receipt of £nil to be probable (30 June 2025: £nil; 30 September 2024: £nil).

Other commitments

In the ordinary course of business, we enter into capital commitments. These transactions are recognized in the consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and are more fully disclosed therein.

As of 30 September 2025, we had not entered into any other off-balance sheet transactions.

Manchester United plc

Interim consolidated statement of profit/(loss) - unaudited

		Three months ended 30 September
	Note	2025 £’000	2024 £’000
Revenue from contracts with customers	6	140,345	143,065
Operating expenses	7	(172,387)	(185,585)
Profit on disposal of intangible assets	9	45,044	35,552
Operating profit/(loss)		13,002	(6,968)
Finance costs		(22,663)	(19,776)
Finance income		1,206	28,372
Net finance (costs)/income	10	(21,457)	8,596
(Loss)/profit before income tax		(8,455)	1,628
Income tax credit/(expense)	11	1,815	(299)
(Loss)/profit for the period		(6,640)	1,329

(Loss)/earnings per share during the period:
Basic and diluted (loss)/earnings per share (pence)(1) (2)	12	(3.85)	0.78

(1) For the three months ended 30 September 2025, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

(2) For the three months ended 30 September 2024, potential ordinary shares are dilutive as their inclusion reduces the earnings per share, however this dilution does not have an impact upon rounding the earnings per share to two decimal places.

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of comprehensive income/(loss) - unaudited

	Three months ended 30 September
	2025 £’000	2024 £’000
(Loss)/profit for the period	(6,640)	1,329
Other comprehensive (loss)/income:
Items that may be reclassified to profit or loss
Movement on hedges	(1,259)	2,111
Income tax credit/(expense) relating to movements on hedges	315	(528)
Other comprehensive (loss)/income for the period, net of income tax	(944)	1,583
Total comprehensive (loss)/income for the period	(7,584)	2,912

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated balance sheet - unaudited

		As of
	Note	30 September 2025 £’000	30 June 2025 £’000	30 September 2024 £’000
ASSETS
Non-current assets
Property, plant and equipment	13	299,286	292,334	265,432
Right-of-use assets	14	6,883	7,145	7,912
Investment properties	15	19,364	19,433	19,643
Intangible assets	16	1,052,673	966,457	987,674
Deferred tax asset	17	27,151	24,927	16,848
Trade receivables	19	65,978	43,419	59,512
Derivative financial instruments	20	-	-	101
		1,471,335	1,353,715	1,357,122
Current assets
Inventories	18	18,192	13,053	12,441
Prepayments		25,717	17,438	36,555
Contract assets – accrued revenue	6.2	50,054	19,528	45,759
Trade receivables	19	76,681	133,728	39,355
Other receivables		5,156	13,694	2,162
Derivative financial instruments	20	4	472	11
Cash and cash equivalents	21	80,458	86,105	149,558
		256,262	284,018	285,841
Total assets		1,727,597	1,637,733	1,642,963

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated balance sheet – unaudited (continued)

		As of
	Note	30 September 2025 £’000	30 June 2025 £’000	30 September 2024 £’000
EQUITY AND LIABILITIES
Equity
Share capital	22	56	56	55
Share premium		307,345	307,345	227,361
Treasury shares	23	(21,305)	(21,305)	(21,305)
Merger reserve		249,030	249,030	249,030
Hedging reserve		(721)	223	583
Retained deficit		(348,066)	(341,616)	(307,545)
Total equity		186,339	193,733	148,179
Non-current liabilities
Contract liabilities – deferred revenue	6.2	6,326	5,915	7,269
Trade and other payables	24	216,289	205,359	210,555
Borrowings	25	481,218	471,855	481,714
Lease liabilities	14	7,659	7,899	8,227
Derivative financial instruments	20	476	2,599	3,192
		711,968	693,627	710,957
Current liabilities
Contract liabilities - deferred revenue	6.2	218,676	205,490	224,842
Trade and other payables	24	323,394	359,246	309,542
Income tax liabilities		646	566	914
Borrowings	25	267,950	165,119	232,317
Lease liabilities	14	850	572	446
Derivative financial instruments	20	1,680	3,403	7,890
Provisions	26	16,094	15,977	7,876
		829,290	750,373	783,827
Total equity and liabilities		1,727,597	1,637,733	1,642,963

See accompanying notes to the interim consolidated financial statements.

Manchester United plc

Interim consolidated statement of changes in equity - unaudited

	Share capital £’000	Share premium £’000	Treasury Shares £’000	Merger reserve £’000	Hedging reserve £’000	Retained earnings £’000	Total equity £’000
Balance at 30 June 2024	55	227,361	(21,305)	249,030	(1,000)	(309,251)	144,890
Profit for the period	-	-	-	-	-	1,329	1,329
Cash flow hedges	-	-	-	-	2,111	-	2,111
Tax expense relating to movement on hedges	-	-	-	-	(528)	-	(528)
Total comprehensive income for the period	-	-	-	-	1,583	1,329	2,912
Equity-settled share-based payments	-	-	-	-	-	377	377
Balance at 30 September 2024	55	227,361	(21,305)	249,030	583	(307,545)	148,179
Loss for the period	-	-	-	-	-	(34,352)	(34,352)
Cash flow hedges	-	-	-	-	(480)	-	(480)
Tax credit relating to movement on hedges	-	-	-	-	120	-	120
Total comprehensive loss for the period	-	-	-	-	(360)	(34,352)	(34,712)
Proceeds from issue of shares	1	79,984	-	-	-	-	79,985
Equity-settled share-based payments	-	-	-	-	-	281	281
Balance at 30 June 2025	56	307,345	(21,305)	249,030	223	(341,616)	193,733
Loss for the period	-	-	-	-	-	(6,640)	(6,640)
Cash flow hedges	-	-	-	-	(1,259)	-	(1,259)
Tax credit relating to movement on hedges	-	-	-	-	315	-	315
Total comprehensive loss for the period	-	-	-	-	(944)	(6,640)	(7,584)
Equity-settled share-based payments	-	-	-	-	-	190	190
Balance at 30 September 2025	56	307,345	(21,305)	249,030	(721)	(348,066)	186,339

See accompanying notes to the interim consolidated financial statements.

Manchester United plc
Interim consolidated statement of cash flows - unaudited

		Three months ended 30 September
	Note	2025 £’000	2024 £’000
Cash flow from operating activities
Cash generated from operations	27	8,417	23,208
Interest paid		(10,863)	(11,370)
Interest received		1,157	1,060
Tax (paid)/refunded		(14)	419
Net cash (outflow)/inflow from operating activities		(1,303)	13,317
Cash flow from investing activities
Payments for property, plant and equipment		(16,980)	(10,299)
Payments for intangible assets(1)		(162,571)	(153,740)
Proceeds from sale of intangible assets(1)		62,861	33,568
Net cash outflow from investing activities		(116,690)	(130,471)
Cash flow from financing activities
Proceeds from borrowings		105,000	200,000
Principal elements of lease payments		(204)	(128)
Debt issue costs paid		(2,102)	-
Net cash inflow from financing activities		102,694	199,872
Effect of exchange rate changes on cash and cash equivalents		9,652	(6,709)
Net (decrease)/increase in cash and cash equivalents		(5,647)	76,009
Cash and cash equivalents at beginning of period		86,105	73,549
Cash and cash equivalents at end of period	21	80,458	149,558

(1) Payments and proceeds for intangible assets primarily relate to player and key football management staff registrations. When acquiring or selling players’ and key football management staff registrations it is normal industry practice for payments terms to spread over more than one year and consideration may also include non-cash items. Details of registrations additions and disposals are provided in Note 16. Trade payables in relation to the acquisition of registrations at the reporting date are provided in Note 24. Trade receivables in relation to the disposal of registrations at the reporting date are provided in Note 19.

See accompanying notes to the interim consolidated financial statements.

Manchester United plc
Notes to the interim consolidated financial statements – unaudited

1	General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a men’s and women’s professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (as amended) of the Cayman Islands. The Company’s shares are listed on the New York Stock Exchange under the symbol “MANU”.

These financial statements are presented in pounds sterling and all values are rounded to the nearest thousand (£’000) except when otherwise indicated.

These interim consolidated financial statements were approved for issue by the board of directors on 12 December 2025.

2	Basis of preparation

The interim consolidated financial statements of Manchester United plc have been prepared on a going concern basis and in accordance with International Accounting Standard 34 “Interim Financial Reporting”. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended 30 June 2025, as filed with the Securities and Exchange Commission on 18 September 2025, contained within the Company’s Annual Report on Form 20-F, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The report of the auditors on those financial statements was unqualified and did not contain an emphasis of matter paragraph. The results of operations for the interim periods should not be considered indicative of results to be expected for the full fiscal year.

Going concern

The Group has cash resources as of 30 September 2025 of £80.5 million, with all funds held as cash and cash equivalents and therefore available on demand. As of 30 September 2025, the Group also has access to undrawn revolving facilities of £85 million.

The Group’s debt facilities include the $425 million senior secured notes and the $225 million secured term loan facility, the majority of which attract fixed interest rates. As of 30 September 2025, the Group also has £265 million of outstanding loans under our revolving facilities. The Group’s secured notes, revolving facilities and term loan mature in 2027, 2029 and 2029 respectively. As of 30 September 2025, the Group was in compliance with all debt covenants.

As a result of a detailed assessment, including prudent assumptions around the men’s first team’s performance, and with reference to the Group’s balance sheet, existing committed facilities, but also acknowledging the inherent uncertainty of the current economic outlook, Management has concluded that the Group is able to meet its obligations when they fall due for a period of at least 12 months after the date of this report.  For this reason, the Group continues to adopt the going concern basis for preparing the unaudited interim consolidated financial statements.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

3	Accounting policies

The accounting policies adopted are consistent with those of the consolidated financial statements for the year ended 30 June 2025, except as described below.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

New and amended standards and interpretations adopted by the Group

The following amendment to standards has been adopted by the Group for the first time for the year ended 30 June 2026:

•	Lack of Exchangeability (Amendments to IAS 21)

The adoption of this amendment has not had a material effect on the Group’s financial statements.

New and amended standards and interpretations issued but not yet adopted

The following amendments to IFRS that have been issued by the IASB will become effective in a subsequent accounting period:

•	Presentation and Disclosure in Financial Statements (IFRS 18)
•	Classification and Measurement of Financial Instruments (Amendment to IFRS 9 and IFRS 7)

These changes are not expected to have a material effect on the Group’s results however the disclosure changes will impact key statements including the Consolidated Statement of Profit or Loss and the Consolidated Statement of Cash Flows as defined in IFRS 18, and the inclusion of management’s Adjusted EBITDA measure.

4	Critical estimates and judgments

The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the interim consolidated financial statements are considered to be:

•	Estimate of minimum guarantee revenue recognition – see Note 5
•	Estimate of value of registrations – see Note 16
•	Recognition of deferred tax assets – see Note 17
•	Recognition of tax related provisions – see Note 26

Management does not consider there to be any significant judgements in the preparation of the financial statements.

In preparing these interim consolidated financial statements, the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 30 June 2025.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

5	Seasonality of revenue

We experience seasonality in our revenue and cash flow, limiting the overall comparability of interim financial periods. In any given interim period, our total revenue can vary based on the number of games played in that period, which affects the amount of Matchday and Broadcasting revenue recognized. Similarly, certain of our costs are derived from hosting games at Old Trafford, and these costs will also vary based on the number of games played in the period. We historically recognize the most revenue in our second and third fiscal quarters due to the scheduling of matches. However, a strong performance by our first team in European competitions and domestic cups could result in significant additional Matchday and Broadcasting revenue, and consequently we may also recognize the most revenue in our fourth fiscal quarter in those years.

Commercial revenue (whether settled in cash or value in kind) comprises revenue receivable from the exploitation of the Manchester United brand through sponsorship and other commercial agreements, including minimum guaranteed revenue, revenue receivable from retailing Manchester United branded merchandise in the UK and licensing the manufacture, distribution and sale of such goods globally, and fees for the Manchester United men’s first team undertaking tours. Revenue is recognized over the term of the sponsorship agreement in line with the performance obligations included within the contract and based on the sponsorship rights enjoyed by the individual sponsor. In instances where the sponsorship rights remain the same over the duration of the contract, revenue is recognized as performance obligations are satisfied evenly over time (i.e. on a straight-line basis). Retail revenue is recognized when control of the products has transferred, being at the point of sale to the customer. License revenue in respect of right to access licences is recognized in line with the performance obligations included within the contract, in instances where these remain the same over the duration of the contract, revenue is recognized evenly on a time elapsed (i.e. straight-line) basis. Sales-based royalty revenue is recognized only when the subsequent sale is made.

Significant estimates

A number of sponsorship contracts contain significant estimates in relation to the allocation and recognition of revenue in line with performance obligations. Minimum guaranteed revenue is recognized over the term of the sponsorship agreement in line with the performance obligations included within the contract and based on the sponsorship benefits enjoyed by the individual sponsor. In instances where the sponsorship rights remain the same over the duration of the contract, revenue is recognized as performance obligations are satisfied evenly over time (i.e. on a straight-line basis).

In July 2023, the Group signed a 10-year extension to its agreement with adidas which began on 1 August 2015 and now terminates on 30 June 2035. The minimum guarantee payable over the term of this extended agreement is £750 million per the original term and an additional £900 million due under the extension, resulting in a total of £1,650 million, subject to certain adjustments. Payments due in a particular year may increase if the club’s men’s or women’s first teams win the Premier League or Women’s Super League respectively, FA Cup or continental competitions with the maximum possible increase being £4.4 million per annum. Under the extended term, a £10 million deduction will be applied for each year of non-participation in the UEFA Champions League, commencing from the 2025/26 season and a critical accounting estimate exists in estimating the value of any such deductions over the life of the contract. The total revenue of this contract including the estimated deduction in respect of the Champions League clause is recognized evenly over the life of contract and the impact of changing the estimated deduction by one year on revenue recognized in any one financial year is £0.8 million.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

5	Seasonality of revenue (continued)

In line with IFRS 15, management re-assess this estimate at the end of each reporting period and will make adjustments to revenue recognition as appropriate.

Broadcasting revenue represents revenue receivable from all UK and overseas broadcasting contracts, including contracts negotiated centrally by the Premier League and UEFA. Distributions from the Premier League comprise a fixed element (which is recognized evenly as each performance obligation is satisfied i.e. as each Premier League match is played), facility fees for live coverage and highlights of domestic home and away matches (which are recognized when the respective performance obligation is satisfied i.e. the respective match is played), and merit awards (which, being variable consideration, are recognized when each performance obligation is satisfied i.e. as each Premier League match is played, based on management’s estimate of where the men’s first team will finish at the end of the football season i.e. the most likely outcome and to the extent that it is deemed highly probably that no revenue recognized will be reversed). Distributions from UEFA relating to participation in European competitions comprise market pool payments (which are recognized over the matches played in the competition, a portion of which reflects Manchester United’s performance relative to the other Premier League clubs in the competition), fixed amounts for participation in individual matches (which are recognized when the matches are played) and an individual club coefficient share (which is recognized over the group stage matches).

Matchday revenue is recognized based on matches played throughout the year with revenue from each match (including season ticket allocated amounts) only being recognized when the performance obligation is satisfied i.e. the match has been played. Revenue from related activities such as Conference and Events or the Museum is recognized as the event or service is provided or the facility is used. Matchday revenue includes revenue receivable from all domestic and European match day activities from Manchester United games at Old Trafford, together with the Group’s share of gate receipts from domestic cup matches not played at Old Trafford, and fees for arranging other events at the Old Trafford stadium. As the Group acts as the principal in the sale of match tickets, the share of gate receipts payable to the other participating club and competition organizer for domestic cup matches played at Old Trafford is treated as an operating expense.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

6	Revenue from contracts with customers

6.1	Disaggregation of revenue from contracts with customers

The principal activity of the Group is the operation of men’s and women’s professional football clubs. All of the activities of the Group support the operation of the football clubs and the success of the men’s first team in particular is critical to the on-going development of the Group. Consequently, the chief operating decision maker (being the Board and executive officers of Manchester United plc) regards the Group as operating in one material segment, being the operation of professional football clubs.

All revenue derives from the Group’s principal activity in the United Kingdom. Revenue can be analysed into its three main components as follows:

	Three months ended 30 September
	2025 £’000	2024 £’000
Sponsorship	46,976	51,760
Retail, merchandising, apparel & product licensing	37,223	33,518
Commercial	84,199	85,278
Domestic competitions	28,041	27,080
European competitions	224	1,971
Other	1,705	2,209
Broadcasting	29,970	31,260
Matchday	26,176	26,527
	140,345	143,065

All non-current assets, other than US deferred tax assets, are held within the United Kingdom.

6.2	Assets and liabilities related to contracts with customers

Details of movements on assets related to contracts with customers are as follows:

Current contract assets – accrued revenue £’000
At 1 July 2024	39,778
Recognized in revenue during the period	48,779
Cash received/amounts invoiced during the period	(42,798)
At 30 September 2024	45,759
Recognized in revenue during the period	11,942
Cash received/amounts invoiced during the period	(38,173)
At 30 June 2025	19,528
Recognized in revenue during the period	41,232
Cash received/amounts invoiced during the period	(10,706)
At 30 September 2025	50,054

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

6	Revenue from contracts with customers (continued)

6.2	Assets and liabilities related to contracts with customers (continued)

A contract asset (accrued revenue) is recognized if commercial, broadcasting or Matchday revenue performance obligations are satisfied prior to unconditional consideration being due under the contract.

Details of movements on liabilities related to contracts with customers are as follows:

	Current contract liabilities – deferred revenue £’000	Non-current contract liabilities – deferred revenue £’000	Total contract liabilities – deferred revenue £’000
At 1 July 2024	(198,628)	(5,347)	(203,975)
Recognized in revenue during the period	124,433	-	124,433
Cash received/amounts invoiced during the period	(150,647)	(1,922)	(152,569)
At 30 September 2024	(224,842)	(7,269)	(232,111)
Recognized in revenue during the period	240,988	-	240,988
Cash received/amounts invoiced during the period	(220,282)	-	(220,282)
Reclassified to current during the period	(1,354)	1,354	-
At 30 June 2025	(205,490)	(5,915)	(211,405)
Recognized in revenue during the period	114,360	-	114,360
Cash received/amounts invoiced during the period	(127,957)	-	(127,957)
Reclassified to non-current during the period	411	(411)	-
At 30 September 2025	(218,676)	(6,326)	(225,002)

Commercial, broadcasting and Matchday consideration which is received in advance of the performance obligation being satisfied is treated as a contract liability (deferred revenue). The deferred revenue is then recognized as revenue when the performance obligation is satisfied. The Group receives substantial amounts of deferred revenue prior to the previous financial year end which is then recognized as revenue throughout the current and, where applicable, future financial years.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

7	Operating expenses

	Three months ended 30 September
	2025 £’000	2024 £’000
Employee benefit expenses	73,599	80,241
Depreciation - property, plant and equipment (Note 13)	4,498	3,908
Depreciation – right-of-use assets (Note 14)	262	278
Depreciation - investment property (Note 15)	69	70
Amortization – intangible assets (Note 16)	54,152	53,270
Exceptional items (Note 8)	-	8,638
Retail, merchandising and e-commerce costs	10,392	6,628
External matchday costs	4,741	7,922
Other operating expenses	24,674	24,630
	172,387	185,585

8	Exceptional items

	Three months ended 30 September
	2025 £’000	2024 £’000
Club restructuring and redundancy costs	-	8,638
	-	8,638

Exceptional items for the three months ended 30 September 2025 were £nil. Exceptionals items for the three months ended 30 September 2024 comprised costs incurred in relation to the restructuring of the club’s operations including a redundancy scheme.

9	Profit on disposal of intangible assets

	Three months ended 30 September
	2025 £’000	2024 £’000
Profit on disposal of registrations	45,044	35,552
	45,044	35,552

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

10	Net finance (costs)/income

	Three months ended 30 September
	2025 £’000	2024 £’000
Interest payable on bank loans and overdrafts	(582)	(480)
Interest payable on secured term loan facility, senior secured notes and revolving facilities	(9,075)	(8,238)
Interest payable on lease liabilities (Note 14)	(144)	(170)
Amortization of issue costs on secured term loan facility and senior secured notes	(437)	(183)
Foreign exchange losses on retranslation of unhedged US dollar borrowings (1)	(5,092)	-
Unwinding of discount relating to registrations	(4,920)	(4,645)
Interest on provisions	(109)	(108)
Hedge ineffectiveness on cash flow hedges	(2,304)	-
Fair value movement on derivative financial instruments:
Embedded foreign exchange derivatives	-	(5,952)
Total finance costs	(22,663)	(19,776)
Interest receivable on short-term bank deposits	1,157	1,003
Foreign exchange gains on retranslation of unhedged US dollar borrowings (2)	-	16,684
Hedge ineffectiveness on cash flow hedges	-	10,685
Fair value movement on derivative financial instruments:
Embedded foreign exchange derivatives	49	-
Total finance income	1,206	28,372
Net finance (costs)/income	(21,457)	8,596

(1) Unrealized foreign exchange losses on unhedged USD borrowings due to an unfavorable swing in foreign exchange rates.

(2) Unrealized foreign exchange gains on unhedged USD borrowings due to a favorable swing in foreign exchange rates.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

11	Income tax credit/(expense)

	Three months ended 30 September
	2025 £’000	2024 £’000
Current tax
Current tax on loss for the period	(58)	(67)
Foreign tax	(6)	(1)
Total current tax expense	(64)	(68)
Deferred tax
Origination and reversal of temporary differences	1,879	(231)
Total deferred tax credit/(expense)	1,879	(231)
Total income tax credit/(expense)	1,815	(299)

Tax is recognized based on management’s estimate of the weighted average annual tax rate expected for the full financial year. Based on current forecasts, the estimated weighted average annual tax rate used for the year to 30 June 2026 is 21.53% (30 June 2025: 19.76%).

The current year estimated weighted average annual tax rate of 21.53% is driven by UK deferred tax movements, recognized at the UK Corporation tax rate of 25%.

In addition to the amount recognized in the income statement, the following amounts relating to tax have been recognized directly in other comprehensive (loss)/income:

	Three months ended 30 September
	2025 £’000	2024 £’000
Deferred tax (Note 17)	315	(528)
Total income tax credit/(expense) recognized in other comprehensive (loss)/income	315	(528)

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

12	(Loss)/earnings per share

	Three months ended 30 September
	2025	2024
(Loss)/profit for the period (£’000)	(6,640)	1,329
Basic and diluted (loss)/earnings per share (pence) (1)	(3.85)	0.78

(i)	Basic (loss)/earnings per share

Basic (loss)/earnings per share is calculated by dividing the (loss)/profit for the period by the weighted average number of ordinary shares in issue during the period.

(ii)	Diluted (loss)/earnings per share

Diluted (loss)/earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue during the period to assume conversion of all dilutive potential ordinary shares. The Company has one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year or, if later, the date of the issue of the potential ordinary shares.

(iii)	Weighted average number of shares used as the denominator

	Three months ended 30 September
	2025 Number ‘000	2024 Number ‘000
Class A ordinary shares	57,765	56,699
Class B ordinary shares	116,348	114,301
Treasury shares	(1,683)	(1,683)
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted earnings/(loss) per share (1) (2)	172,430	169,317

(1) For the three months ended 30 September 2025, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

(2) For the three months ended 30 September 2024, potential ordinary shares are dilutive as their inclusion reduces the earnings per share, however this dilution does not have an impact upon rounding the earnings per share to two decimal places.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

13	Property, plant and equipment

	Freehold property £’000	Plant and machinery £’000	Fixtures and fittings £’000	Assets under construction £’000	Total £’000
At 1 July 2025
Cost	289,943	43,560	84,079	42,007	459,589
Accumulated depreciation	(73,389)	(34,924)	(58,942)	-	(167,255)
Net book amount	216,554	8,636	25,137	42,007	292,334
Three months ended 30 September 2025
Opening net book amount	216,554	8,636	25,137	42,007	292,334
Additions	-	344	1,010	10,096	11,450
Transfers	36,168	4,724	11,211	(52,103)	-
Depreciation charge	(1,313)	(576)	(2,609)	-	(4,498)
Closing net book amount	251,409	13,128	34,749	-	299,286
At 30 September 2025
Cost	326,111	48,628	96,300	-	471,039
Accumulated depreciation	(74,702)	(35,500)	(61,551)	-	(171,753)
Net book amount	251,409	13,128	34,749	-	299,286

At 1 July 2024
Cost	289,943	45,809	78,889	-	414,641
Accumulated depreciation	(69,910)	(34,395)	(54,218)	-	(158,523)
Net book amount	220,033	11,414	24,671	-	256,118
Three months ended 30 September 2024
Opening net book amount	220,033	11,414	24,671	-	256,118
Additions	-	1,571	11,651	-	13,222
Depreciation charge	(870)	(1,280)	(1,758)	-	(3,908)
Closing net book amount	219,163	11,705	34,564	-	265,432
At 30 September 2024
Cost	289,943	47,380	90,540	-	427,863
Accumulated depreciation	(70,780)	(35,675)	(55,976)	-	(162,431)
Net book amount	219,163	11,705	34,564	-	265,432

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

14	Leases

(i)	Amounts recognized in the consolidated balance sheet

The balance sheet shows the following amounts relating to leases:

Right-of-use assets:

	30 September 2025 £’000	30 June 2025 £’000	30 September 2024 £’000
Property	6,685	6,879	7,469
Plant and machinery	198	266	443
Total	6,883	7,145	7,912

Additions to right-of-use assets for the three months ended 30 September 2025 amounted to £nil (2024: £67,000) and for the year ended 30 June 2025 amounted to £81,000.

Lease liabilities:

	30 September 2025 £’000	30 June 2025 £’000	30 September 2024 £’000
Current	850	572	446
Non-current	7,659	7,899	8,227
Total lease liabilities	8,509	8,471	8,673

The following table provides an analysis of the movements in lease liabilities:

£’000
At 1 July 2024	8,641
Cash flows	(205)
Additions	67
Accretion expense	170
At 30 September 2024	8,673
Cash flows	(684)
Additions	14
Accretion expense	468
At 30 June 2025	8,471
Cash flows	(106)
Additions	-
Accretion expense	144
At 30 September 2025	8,509

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

14	Leases (continued)

(ii)	Amounts recognized in the consolidated statement of profit or loss

	Three months ended 30 September
	2025 £’000	2024 £’000
Depreciation charge of right-of-use assets
Property	(194)	(199)
Plant and machinery	(68)	(79)
	(262)	(278)
Interest expense (included in finance cost)	(144)	(170)
Expenses relating to short-term leases (included in operating expenses)	(62)	(62)

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

15	Investment properties

Total £’000
At 1 July 2025
Cost	32,193
Accumulated depreciation and impairment	(12,760)
Net book amount	19,433
Three months ended 30 September 2025
Opening net book amount	19,433
Depreciation charge	(69)
Closing net book amount	19,364
At 30 September 2025
Cost	32,193
Accumulated depreciation and impairment	(12,829)
Net book amount	19,364

At 1 July 2024
Cost	32,193
Accumulated depreciation and impairment	(12,480)
Net book amount	19,713
Three months ended 30 September 2024
Opening net book amount	19,713
Depreciation charge	(70)
Closing net book amount	19,643
At 30 September 2024
Cost	32,193
Accumulated depreciation and impairment	(12,550)
Net book amount	19,643

Investment properties were externally valued as of 30 June 2025 in accordance with the Royal Institution of Chartered Surveyors (“RICS”) Valuation - Global Standards 2017 on the basis of Fair Value (as defined in the Standards). The fair value of investment properties as of 30 June 2025 was £40,855,000. Management has considered the carrying amount of investment property as of 30 September 2025 and concluded that, as there are no indicators of impairment, an impairment test is not required.

Fair value of investment properties is determined using inputs that are not based on observable market data, consequently the asset is categorized as Level 3.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

16	Intangible assets

	Goodwill £’000	Registrations £’000	Other intangible assets £’000	Total £’000
At 1 July 2025
Cost	421,453	1,102,880	30,169	1,554,502
Accumulated amortization	-	(565,532)	(22,513)	(588,045)
Net book amount	421,453	537,348	7,656	966,457
Three months ended 30 September 2025
Opening net book amount	421,453	537,348	7,656	966,457
Additions	-	171,791	243	172,034
Disposals	-	(31,666)	-	(31,666)
Amortization charge	-	(53,347)	(805)	(54,152)
Closing net book amount	421,453	624,126	7,094	1,052,673
At 30 September 2025
Cost	421,453	1,190,958	30,412	1,642,823
Accumulated amortization	-	(566,832)	(23,318)	(590,150)
Net book amount	421,453	624,126	7,094	1,052,673

At 1 July 2024
Cost	421,453	943,896	26,781	1,392,130
Accumulated amortization	-	(535,317)	(19,249)	(554,566)
Net book amount	421,453	408,579	7,532	837,564
Three months ended 30 September 2024
Opening net book amount	421,453	408,579	7,532	837,564
Additions	-	219,042	263	219,305
Disposals	-	(15,925)	-	(15,925)
Amortization charge	-	(52,432)	(838)	(53,270)
Closing net book amount	421,453	559,264	6,957	987,674
At 30 September 2024
Cost	421,453	1,028,947	27,044	1,477,444
Accumulated amortization	-	(469,683)	(20,087)	(489,770)
Net book amount	421,453	559,264	6,957	987,674

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

16	Intangible assets (continued)

Impairment tests for goodwill

Goodwill is not subject to amortization and is tested annually for impairment (normally at the end of the third fiscal quarter) or more frequently if events or changes in circumstances indicate a potential impairment. Management has considered the carrying amount of goodwill as of 30 September 2025 and concluded that, as there are no indicators of impairment, a detailed impairment test is not required. Having assessed the future anticipated cash flows, management believes that any reasonably possible changes in key assumptions would not result in an impairment of goodwill.

Significant estimates – value of registrations

The costs associated with the acquisition of players’ and key football management staff registrations include an estimate of any contingent consideration that is probable at the balance sheet date. The estimate of the probable contingent consideration payable requires management to assess the likelihood of specific performance conditions being met which would trigger the payment of the contingent consideration. This assessment is carried out on an individual basis. The maximum additional amount that could be payable as of 30 September 2025 is disclosed in Note 30.1. The estimate over the probability of contingent consideration payable could impact the net book value of registrations and amortization recognized in the statement of profit or loss.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

17	Deferred tax

Deferred tax assets and liabilities are offset where the Group has a legally enforceable right to do so. The following is the analysis of the deferred tax balances (after allowable offset) for financial reporting purposes:

	30 September 2025 £’000	30 June 2025 £’000	30 September 2024 £’000
Net deferred tax asset	27,151	24,927	16,848

The movements in the net deferred tax asset is as follows:

	30 September 2025 £’000	30 June 2025 £’000	30 September 2024 £’000
At the beginning of the period	24,957	17,607	17,607
Credited/(expensed) to income statement (Note 11)	1,879	7,728	(231)
Credited/(expensed) to other comprehensive (loss)/income (Note 11)	315	(408)	(528)
At the end of the period	27,151	24,927	16,848

Group profits are subject to both UK and US corporate tax. The current US federal corporate income tax rate is 21% compared to the UK corporation tax rate of 25%. As the UK corporation tax rate is higher than the US federal corporate income tax rate, it is forecast that all future US cash tax will be sheltered by foreign tax credits derived from UK tax paid. A potential US deferred tax asset at the period end has therefore not been recognised as it is not forecast to give rise to a future economic benefit. Future increases in the US federal corporate income tax rate could result in the recognition of the US deferred tax asset.

The deferred tax asset at 30 September 2025 relates to carried forward UK tax losses.

Significant estimates – recognition of deferred tax assets

Deferred tax assets are recognized only to the extent that it is probable that the associated deductions will be available for use against future profits and that there will be sufficient future taxable profit available against which the temporary differences can be utilized, provided the asset can be reliably quantified. In estimating future taxable profit, management use “base case” approved forecasts which incorporate a number of assumptions, particularly around the performance of our Commercial revenue sector, including a prudent level of future uncontracted revenues in the forecast period, Broadcasting revenue assumptions around improved performance in domestic and UEFA club competitions, notably the Premier League and the UEFA Champions League, and Matchday revenue assumptions, notably attendances and matchday hospitality sales. These forecasts also take into account various cost-saving initiatives instigated by management in the years ended 30 June 2025 and 30 June 2024. As these are forecast numbers, estimation uncertainty is inherent and management make prudent assessments in arriving at our estimate. For example, prolonged under performance of the men’s first team compared to forecast could result in insufficient future taxable profits, resulting in a longer timeframe over which our deferred tax assets are recognizable or a limitation on the amount of deferred tax assets that are recoverable.

In arriving at a judgment in relation to the recognition of deferred tax assets, management considers the regulations applicable to tax and advice on their interpretation. Future taxable income may be higher or lower than estimates made when determining whether it is appropriate to record a tax asset and the amount to be recorded. Furthermore, changes in the legislative framework or applicable tax case law may result in management reassessing the recognition of deferred tax assets in future periods.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

18	Inventories

	30 September 2025 £’000	30 June 2025 £’000	30 September 2024 £’000
Finished goods	18,192	13,053	12,441

The cost of inventories recognized as an expense and included in operating expenses for the three months ended 30 September 2025 amounted to £10,180,000 (year ended 30 June 2025: £38,726,000; three months ended 30 September 2024: £6,022,000).

19	Trade receivables

	30 September 2025 £’000	30 June 2025 £’000	30 September 2024 £’000
Trade receivables	163,401	197,532	110,476
Less: provision for impairment of trade receivables	(20,742)	(20,385)	(11,609)
Net trade receivables	142,659	177,147	98,867
Less: non-current portion
Trade receivables	65,978	43,419	59,512
Current trade receivables	76,681	133,728	38,493

Net trade receivables include transfer fees receivable from other football clubs of £125,531,000 (30 June 2025: £102,614,000; 30 September 2024: £94,513,000) of which £65,978,000 (30 June 2025: £43,419,000; 30 September 2024: £59,512,000) is receivable after more than one year. Net trade receivables also include £9,137,000 (30 June 2025: £42,270,000; 30 September 2024: £8,480,000) of deferred revenue that is contractually payable to the Group, but recorded in advance of the earnings process, with corresponding amounts recorded as contract liabilities - deferred revenue.

Gross contractual trade receivables pre discounting as of 30 September 2025 was £154,286,000 (30 June 2025: £184,522,000; 30 September 2024: £110,738,000).

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

20	Derivative financial instruments

	30 September 2025		30 June 2025		30 September 2024
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	£’000	£’000	£’000	£’000	£’000	£’000
Used for hedging:
Forward foreign exchange contracts	-	(2,075)	472	(5,875)	-	(7,358)
At fair value through profit or loss:
Embedded foreign exchange derivatives	4	(81)	-	(127)	112	(3,724)
	4	(2,156)	472	(6,002)	112	(11,082)
Less non-current portion:
Used for hedging:
Forward foreign exchange contracts	-	(476)	-	(2,599)	-	(3,192)
At fair value through profit or loss:
Embedded foreign exchange derivatives	-	-	-	-	101	-
Non-current derivative financial instruments	-	(476)	-	(2,599)	101	(3,192)
Current derivative financial instruments	4	(1,680)	472	(3,403)	11	(7,890)

Fair value hierarchy

Derivative financial instruments are carried at fair value. The different levels used in measuring fair value have been defined in accounting standards as follows:

•	Level 1 – the fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period.

•	Level 2 - the fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.

•	Level 3 – if one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

All of the financial instruments detailed above are included in Level 2.

21	Cash and cash equivalents

	30 September 2025 £’000	30 June 2025 £’000	30 September 2024 £’000
Cash at bank and in hand	80,458	86,105	149,558

Cash and cash equivalents for the purposes of the interim consolidated statement of cash flows are as above.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

22	Share capital

	Number of shares (thousands)	Ordinary shares £’000
At 1 July 2024	171,001	55
Employee share-based compensation awards – issue of shares	-	-
At 30 September 2024	171,001	55
INEOS Limited investment – issue of shares	3,030	1
Employee share-based compensation awards – issue of shares	81	-
At 30 June 2025	174,112	56
Employee share-based compensation awards – issue of shares	5	-
At 30 September 2025	174,117	56

The Company has two classes of ordinary shares outstanding: Class A ordinary shares and Class B ordinary shares, each with a par value of $0.0005 per share. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting and conversion. Each Class A ordinary share is entitled to one vote per share and is not convertible into any other shares. Each Class B ordinary share is entitled to 10 votes per share and is convertible into one Class A ordinary share at any time. In addition, Class B ordinary shares will automatically convert into Class A ordinary shares upon certain transfers and other events, including upon the date when holders of all Class B ordinary shares cease to hold Class B ordinary shares representing, in the aggregate, at least 10% of the total number of Class A and Class B ordinary shares outstanding. For special resolutions (which are required for certain important matters including mergers and changes to the Company’s governing documents), which require the vote of two-thirds of the votes cast, at any time that Class B ordinary shares remain outstanding, the voting power permitted to be exercised by the holders of the Class B ordinary shares will be weighted such that the Class B ordinary shares shall represent, in the aggregate, 67% of the voting power of all shareholders.

As of 30 September 2025, the Company’s issued share capital comprised 57,769,080 Class A ordinary shares and 116,348,173 Class B ordinary shares.

1,682,896 Class A ordinary shares are currently held in treasury as of 30 September 2025. Distributable reserves have been reduced by £21,305,000, being the consideration paid for these shares. See Note 23.

23	Treasury shares

	Number of shares (thousands)	£’000
At 1 July 2024, 30 September 2024, 30 June 2025 and 30 September 2025	(1,683)	(21,305)

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

24	Trade and other payables

	30 September 2025 £’000	30 June 2025 £’000	30 September 2024 £’000
Trade payables	467,399	474,322	427,513
Other payables	9,931	12,660	11,477
Accrued expenses	43,681	57,204	53,545
Social security and other taxes	18,672	20,419	27,562
	539,683	564,605	520,097
Less: non-current portion
Trade payables	216,239	205,163	209,918
Other payables	50	196	637
Non-current trade and other payables	216,289	205,359	210,555
Current trade and other payables	323,394	359,246	309,542

Trade payables include transfer fees and other associated costs in relation to the acquisition of players’ registrations of £466,372,000 (30 June 2025: £447,131,000; 30 September 2024: £413,866,000) of which £216,239,000 (30 June 2025: £205,163,000; 30 September 2024: £209,917,000) is due after more than one year. Of the amount due after more than one year, £129,614,000 (30 June 2025: £140,093,000; 30 September 2024: £131,395,000) is expected to be paid between 1 and 2 years and the balance £86,625,000 (30 June 2025: £65,070,000; 30 September 2024: £78,522,000) is expected to be paid between 2 and 5 years.

Gross contractual trade payables pre discounting as of 30 September 2025 were £502,130,000 (30 June 2025: £501,195,000; 30 September 2024: £463,159,000). The fair value of other payables is not materially different to their carrying amount.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

25	Borrowings

	30 September 2025 £’000	30 June 2025 £’000	30 September 2024 £’000
Senior secured notes	315,036	308,914	315,342
Secured term loan facility	166,182	162,941	166,372
Revolving facilities	265,000	160,000	230,000
Accrued interest on senior secured notes and revolving facilities	2,950	5,119	2,317
	749,168	636,974	714,031
Less: non-current portion
Senior secured notes	315,036	308,914	315,342
Secured term loan facility	166,182	162,941	166,372
Non-current borrowings	481,218	471,855	481,714
Current borrowings	267,950	165,119	232,317

The senior secured notes of £315,036,000 (30 June 2025: £308,914,000; 30 September 2024: £315,342,000) is stated net of unamortized issue costs amounting to £970,000 (30 June 2025: £1,098,000; 30 September 2024: £1,493,000). The outstanding principal amount of the senior secured notes is $425,000,000 (30 June 2024: $425,000,000; 30 September 2023: $425,000,000). The senior secured notes have a fixed coupon rate of 3.79% per annum and interest is paid semi-annually. The senior secured notes mature on 25 June 2027. The Group has complied with all covenants under the note purchase agreement governing the senior secured notes during the 2025 and 2024 reporting period.

The senior secured notes were issued by our wholly-owned subsidiary, Manchester United Football Club Limited, and are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited and MU Finance Limited and are secured against substantially all of the assets of those entities and Manchester United Football Club Limited. These entities are wholly-owned subsidiaries of Manchester United plc.

The secured term loan facility of £166,182,000 (30 June 2025: £162,941,000; 30 September 2024: £166,372,000) is stated net of unamortized issue costs amounting to £1,117,000 (30 June 2025: £1,186,000; 30 September 2024: £1,389,000). The outstanding principal amount of the secured term loan facility is $225,000,000 (30 June 2024: $225,000,000; 30 September 2023: $225,000,000). The secured term loan facility attracts interest of the SOFR plus an applicable margin of between 1.25% and 1.75% per annum and interest is paid monthly. The remaining balance of the secured term loan facility is repayable on 26 August 2029, although the Group has the option to repay the secured term loan facility at any time before then. The Group has complied with all covenants under the secured term loan facility during the 2025 and 2024 reporting period.

The secured term loan facility was provided to our wholly-owned subsidiary, Manchester United Football Club Limited, and is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, MU Finance Limited and Manchester United Football Club Limited and is secured against substantially all of the assets of each of those entities. These entities are wholly-owned subsidiaries of Manchester United plc.

The Group also has revolving facilities with a maximum capacity at 30 September 2025 of £350,000,000 (30 June 2025 and 30 September 2024: £300,000,000). As of 30 September 2025, the Group has £265,000,000 (30 June 2025: £160,000,000; 30 September 2024: £230,000,000) in outstanding loans and £85,000,000 (30 June 2025: £140,000,000; 30 September 2024: £70,000,000) in borrowing capacity under our revolving facilities. The revolving facilities terminate on 31 December 2029. The Group has complied with all covenants under its revolving facilities during the 2025 and 2024 reporting period.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

26	Provisions

	Tax(1)	Other(2)	Total
	£’000	£’000	£’000
At 1 July 2024	7,335	460	7,795
Charged to profit or loss:
Movement in provisions	64	17	81
At 30 September 2024	7,399	477	7,876
Charged to profit or loss:
Movement in provisions	2,757	5,344	8,101
At 30 June 2025	10,156	5,821	15,977
Charged to profit or loss:
Movement in provisions	86	31	117
At 30 September 2025	10,242	5,852	16,094
Less: non-current portion
Provisions	-	-	-
Current provisions	10,242	5,852	16,094

(1) Tax provisions

Provisions in respect of player related tax matters. The timing of cash outflows are by their nature uncertain but it is management’s best estimate that these will be made within the next 12 months.

(2) Other provisions

Other provisions comprise management’s best estimates of a number of individually immaterial future liabilities. The amounts and timing of cash outflows are by their nature uncertain.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

27	Cash generated from operations

	Three months ended 30 September
	2025 £’000	2024 £’000
(Loss)/profit before income tax	(8,455)	1,628
Adjustments for:
Depreciation	4,829	4,256
Amortization	54,152	53,270
Profit on disposal of intangible assets	(45,044)	(35,552)
Net finance costs/(income)	21,457	(8,596)
Non-cash employee benefit expense - equity-settled share-based payments	190	376
Foreign exchange gains on operating activities	2,174	(714)
Reclassified from hedging reserve	1,660	2,759
Changes in working capital:
Inventories	(5,139)	(8,898)
Prepayments	(6,428)	(18,098)
Contract assets – accrued revenue	(30,526)	(5,981)
Trade receivables	48,979	(14,230)
Other receivables	8,538	573
Contract liabilities – deferred revenue	13,597	28,136
Trade and other payables	(51,567)	24,306
Provisions	-	(27)
Cash generated from operations	8,417	23,208

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

28	Pension arrangements

The Group participates in the Football League Pension and Life Assurance Scheme (‘the Scheme’). The Scheme is a funded multi-employer defined benefit scheme where members may have periods of service attributable to several participating employers. The Group is unable to identify its share of the assets and liabilities of the Scheme and therefore accounts for its contributions as if they were paid to a defined contribution scheme. The Group has received confirmation that the assets and liabilities of the Scheme cannot be split between the participating employers. The Group is advised only of the additional contributions it is required to pay to make good the deficit. These contributions could increase in the future if one or more of the participating employers exits the Scheme.

The last triennial actuarial valuation of the Scheme was carried out at 31 August 2023 where the total deficit on the ongoing valuation basis was £20.6 million. The accrual of benefits ceased within the Scheme on 31 August 1999, therefore there are no contributions relating to the current accrual. The Group pays monthly contributions based on a notional split of the total expenses and deficit contributions of the Scheme.

The Group currently pays total contributions of £649,000 per annum. Based on the actuarial valuation assumptions, this will be sufficient to pay off the deficit by 31 October 2026.

As of 30 September 2025, the present value of the Group’s outstanding contributions (i.e. its future liability) is £637,000. This amounts to £587,000 (30 June 2025: £782,000; 30 September 2024: £581,000) due within one year and £50,000 (30 June 2025: £196,000; 30 September 2024: £637,000) due after more than one year and is included within other payables.

Contributions are also made to defined contribution pension arrangements and are charged to the statement of profit or loss in the period in which they become payable.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

29	Financial risk management

29.1	Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, and cash flow and fair value interest rate risk), credit risk, and liquidity risk.

The interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended 30 June 2025, as filed with the Securities and Exchange Commission on 18 September 2025, contained within the Company’s Annual Report on Form 20-F.

There have been no changes in risk management since the previous financial year end or in any risk management policies.

29.2	Hedging activities

The Group uses derivative financial instruments to hedge certain exposures and has designated certain derivatives as hedges of cash flows (cash flow hedge).

The Group hedges the foreign exchange risk on contracted future US dollar revenues whenever possible using the Group’s US dollar net borrowings as the hedging instrument. The foreign exchange gains or losses arising on re-translation of the Group’s US dollar net borrowings used in the hedge are initially recognized in other comprehensive income, rather than being recognized in the statement of profit or loss immediately. Amounts previously recognized in other comprehensive income and accumulated in the hedging reserve are subsequently reclassified into the statement of profit or loss in the same accounting period, and within the same income statement line (i.e. commercial revenue), as the underlying future US dollar revenues, which given the varying lengths of the commercial revenue contracts will be between October 2025 to June 2029. The foreign exchange gains or losses arising on re-translation of the Group’s unhedged US dollar borrowings are recognized in the statement of profit or loss immediately (within net finance costs). The table below details the net borrowings being hedged at the reporting date:

	30 September 2025 $’000	30 June 2025 $’000	30 September 2024 $’000
USD borrowings	650,000	650,000	650,000
Hedged USD cash	(23,900)	(32,500)	(12,100)
Net USD debt	626,100	617,500	637,900
Hedged future USD revenues	(246,900)	(250,000)	(333,700)
Unhedged USD borrowings(1)	379,200	367,500	304,200
Closing exchange rate	1.3449	1.3709	1.3412

(1) A further portion of the profit and loss exposure (within net finance income/costs) on unhedged USD borrowings is naturally offset by the fair value of foreign exchange based embedded derivatives in host Commercial revenue contracts.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

29	Financial risk management (continued)

29.2	Hedging activities (continued)

The Group seeks to hedge the majority of the foreign exchange risk on revenue arising as a result of participation in UEFA club competitions, either by using contracted future foreign exchange expenses (including player transfer fee commitments) or by placing forward foreign exchange contracts, at the point at which it becomes reasonably certain that it will receive the revenue. The Group also seeks to hedge the foreign exchange risk on other contracted future foreign exchange expenses using available foreign exchange cash balances and forward foreign exchange contracts.

Summary of hedging reserve

The Group’s hedging reserve comprises of two separate hedging reserves, the cash flow hedge reserve and the cost of hedging reserve. Details of balances in each reserve (net of tax) are shown below.

	At 30 September 2025 £’000	At 30 June 2025 £’000	At 30 September 2024 £’000
Cash flow hedge reserve	74	723	74
Cost of hedging reserve	509	(500)	509
Total hedging reserve	583	223	583

30	Contingent liabilities and contingent assets

30.1	Contingent liabilities

The Group had contingent liabilities at 30 September 2025 in respect of:

(i)	Transfer fees

Under the terms of certain contracts with other football clubs and agents in respect of player transfers, additional amounts, in excess of the amounts included in the cost of registrations, would be payable by the Group if certain substantive performance conditions are met. These excess amounts are only recognized within the cost of registrations when the Group considers that it is probable that the condition related to the payment will be achieved. The maximum additional amounts that could be payable is £151,432,000 (30 June 2025: £135,761,000; 30 September 2024: £140,277,000). No material adjustment was required to the amounts included in the cost of registrations during the period (2024: no material adjustments) and consequently there was no material impact on the amortization of registration charges in the statement of profit or loss (2024: no material impact). As of 30 September 2025, the potential amount payable by type of condition and category of player was:

	First team squads	Other	Total
	£’000	£’000	£’000
Type of condition:
MUFC/MUWFC appearances/team success/new contract	93,453	39,091	132,544
International appearances	1,448	2,361	3,809
Awards and future transfers	15,019	60	15,079
	109,920	41,512	151,432

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

30	Contingent liabilities and contingent assets (continued)

30.1	Contingent liabilities (continued)

(ii)	Tax matters

We are currently in active discussions with UK tax authorities over a number of tax areas in relation to arrangements with players and players' representatives. It is possible that in the future, as a result of discussions between the Group and UK tax authorities, as well as discussions UK tax authorities are holding with other stakeholders within the football industry, interpretations of applicable rules will be challenged, which could result in liabilities in relation to these matters. The information usually required by IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’, is not disclosed on the grounds that it is not practicable to be disclosed.

30.2	Contingent assets

(i)	Transfer fees

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts would be payable to the Group if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Group when probable and recognized when virtually certain. As of 30 September 2025, the amount of such receipt considered to be probable was £nil (30 June 2025: £nil; 30 September 2024: £nil).

31	Capital commitments

At 30 September 2025, the Group had contracted capital expenditure relating to property, plant and equipment amounting to £5,116,000 (30 June 2025: £13,262,000; 30 September 2024: £5,487,000) and to other intangible assets amounting to £nil (30 June 2025: £nil; 30 September 2024: £nil). These amounts are not recognized as liabilities.

32	Events after the reporting period

32.1	Revolving facilities

On 28 October 2025, a drawdown under our revolving facilities of £60.0 million was made. This took the total drawdown on our revolving facilities as of 28 October 2025 to £325.0 million, from available facilities of £350.0 million.

On 3 November 2025, a repayment on our revolving facilities of £30.0 million was made. This took the total drawdown on our revolving facilities as of 3 November 2025 to £295.0 million, from available facilities of £350.0 million.

33	Related party transactions

As of 30 September 2025, trusts and other entities controlled by six lineal descendants of Mr. Malcolm Glazer collectively own 3.04% of our issued and outstanding Class A ordinary shares and 71.04% of our issued and outstanding Class B ordinary shares, representing 67.91% of the voting power of our outstanding capital stock. INEOS Limited owns 28.87% of our issued and outstanding Class A ordinary shares and 28.96% of our issued and outstanding Class B ordinary shares, representing 28.95% of the voting power of our outstanding capital stock.

Manchester United plc

Notes to the interim consolidated financial statements – unaudited (continued)

33	Related party transactions (continued)

During the three months ended 30 September 2025, the Group provided sponsorship services of £600,000 to related party, INEOS Automotive Limited. There were no related party transactions in the three months ended 30 September 2024.

34	Subsidiaries

The following companies are the subsidiary undertakings of the Company as of 30 September 2025:

Subsidiaries	Principal activity	% of ownership interest
Red Football Finance Limited*	Dormant company	100
Red Football Holdings Limited*	Holding company	100
Red Football Shareholder Limited	Holding company	100
Red Football Joint Venture Limited	Holding company	100
Red Football Limited	Holding company	100
Red Football Junior Limited	Holding company	100
Manchester United Limited	Holding company	100
Alderley Urban Investments Limited	Property investment	100
Manchester United Football Club Limited	Professional football club	100
Manchester United Women’s Football Club Limited	Professional football club	100
Manchester United Interactive Limited	Dormant company	100
MU 099 Limited	Dormant company	100
MU Commercial Holdings Limited	Non-trading company	100
MU Commercial Holdings Junior Limited	Non-trading company	100
MU Finance Limited	Non-trading company	100
MU RAML Limited	Retail and licensing company	100
MUTV Limited	Media company	100
RAML USA LLC	Dormant company	100

* Direct investment of Manchester United plc, others are held by subsidiary undertakings.

All of the above are incorporated and operate in England and Wales, with the exception of Red Football Finance Limited which is incorporated and operates in the Cayman Islands and RAML USA LLC which is incorporated in the United States.